TRANSGLOBE ENERGY CORPORATION PRODUCTION STATUS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 21, 2011 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces production increases in the Arab Republic of Egypt (“Egypt”) and curtailed production in the Republic of Yemen (“Yemen”).

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations
During the first quarter, six oil wells were drilled; two Upper Nukhul wells and four dual Nukhul (Upper and Lower) wells. In addition, two drilling rigs are currently drilling at West Gharib, primarily focused on the Nukhul formation. It is expected that up to 44 wells could be drilled in West Gharib during 2011, primarily focused on the Nukhul formation.

Production
During March, the Company has completed three Lower Nukhul and two Upper Nukhul oil wells. March production to-date has averaged approximately 9,100 barrels of oil per day (“Bopd”) representing a 12% increase from February production of 8,133 Bopd. Daily production today has increased to approximately 11,500 Bopd with the addition of the third Lower Nukhul producer which represents a 3,367 Bopd increase or a 41% increase over February production.

The Arta / East Arta Lower Nukhul pool has expanded significantly since year-end 2010. The Company has now drilled six Lower Nukhul wells which have encountered a sandstone/conglomerate reservoir up to 130 feet thick. Five wells have been placed on production with initial production rates of over 1,000 Bopd per well without the requirement for fracture stimulation. These results are better than the modeled average of 500 Bopd for a Lower Nukhul producer. One additional well reached total depth on March 20 and is being cased as a dual Nukhul (Upper and Lower) oil well. This latest well has extended the reservoir an additional 90 feet down dip and did not encounter the oil / water contact.

Additionally, two Upper Nukhul oil wells in the north portion of the East Arta pool were frac’d this past week and are currently being equipped for production.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Production
The oil export pipeline from Marib to the Ras Eisa port on the Red Sea is currently shut down. Production from TransGlobe’s An Nagyah field on Block S-1 is shut-in until repairs to the export pipeline can be completed. The pipeline was damaged by an explosion and a local tribal group is preventing repair crew access to the pipeline because of a dispute with the government. It is difficult to predict when production will resume. TransGlobe’s working interest share of production was approximately 2,300 Bopd prior to being shut-in on March 17.

CORPORATE PRODUCTION

Corporate production today is approximately 12,000 Bopd, not including approximately 2,300 Bopd of shut-in production on Block S-1. Production from Block 32 in East Yemen of approximately 500 Bopd to TransGlobe has not been affected. Block 32 production is exported through the Nexen Inc. operated pipeline to the Indian Ocean.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com